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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 11-K

_________________________

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934

For the fiscal year ended December 31, 2025

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the transition period from ____ to____

Commission file number: 1-6747

_________________________________________________________

a.
Full Title of the plan and the address of the plan, if different from that of the issuer named below:

THE GORMAN-RUPP COMPANY 401(k) PLAN

b.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gorman-Rupp Company

600 South Airport Road Mansfield, Ohio 44903

***********

The Exhibit Index is located on Page 17

______________________________________________________________________________

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Required Information

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.

Financial Statements and Exhibits

A)	The following financial statements and schedules (including the report of Meaden & Moore) are filed as part of this annual report:
	1)	Statements of Net Assets Available for Benefits-December 31, 2025 and 2024
	2)	Statement of Changes in Net Assets Available for Benefits-Year ended December 31, 2025
	3)	Schedule of Assets (Held at End of Year)
B)	The following exhibit is filed as part of this annual report:
	(23)	Consents of Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

The Gorman-Rupp Company 401(k) Plan

December 31, 2025 and 2024, and Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

December 31, 2025 and 2024, and

Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

The Board of Directors, Plan Administrator and Plan Participants of

The Gorman-Rupp Company 401(k) Plan

Mansfield, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan (“Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024 and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

Supplemental Information, Continued

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2013.

Cleveland, Ohio

June 23, 2026

The Gorman-Rupp Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments	$134,733,598	$120,245,315
Receivables:
Notes receivable from participants	2,293,672	2,342,050
Net assets available for benefits, at fair value	$137,027,270	$122,587,365

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Additions
Investment income:
Net appreciation in fair value of investments	$10,994,957
Interest and dividends	5,646,028
Net increase on the changes of net assets	16,640,985

Interest income on notes receivable from participants	160,866

Contributions
Participants	6,949,147
Employer	5,060,231
Rollovers	158,944
Total Contributions	12,168,322

Deductions
Benefits paid to participants	14,530,268
Net increase	14,439,905

Net assets available for benefits:
Beginning of year	122,587,365
End of year	$137,027,270

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024, and

Year Ended December 31, 2025

1. Description of the Plan

The following description of The Gorman-Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman-Rupp Company (Company and Plan Administrator) and includes National Pump Company and Patterson Pump Company, subsidiaries of the Company. Bank of America Merrill Lynch is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective June 1, 2022, the Plan was amended to include employees of Fill-Rite Company who became employees of Fill-Rite on or about June 1, 2022, as a result of the Company’s acquisition of certain assets of Tuthill Corporation. Effective December 31, 2023 the Plan was amended to include the merger of the AMT Pump Company 401(k) Plan with and into the Plan, the adoption of the Plan by AMT Pump Company as a participating employer effective January 1, 2024, and revisions required to reflect new terms of the Collective Bargaining Agreement between Fill-Rite Company and Chauffeurs, Teamsters, and Helpers Local Union #414.

Contributions

Each year, participants may contribute up to 50% (Plan amended July 1, 2022 to change employee deferral limit from 40% to 50%) of annual compensation or after-tax compensation (amended February 1, 2025) as defined in the Plan. Highly compensated employees are limited to 15%. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan provided such participant was hired prior to January 1, 2008. For employees hired after January 1, 2008, all previous participants in The National Pump Company 401(k) Savings Plan, Fill-Rite Company employees and previous participants in the AMT Pump Company 401(k) Plan, the Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. The Company also contributes a percentage of the employee’s income based on the age of the employee and the years of service with the Company for employees hired on or after January 1, 2008.

Full-time employees are eligible to participate in the Plan upon hiring. The additional Company contribution for employees hired on or after January 1, 2008 has a 90-day waiting period. Catch up contributions are eligible under certain circumstances.

New hires are auto-enrolled in the Plan with employee deferrals at 6%. Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Employees may elect to transfer all or a portion (in 1% increments) of their account balance to any fund offered in the Plan, based on the value of their account on the immediately preceding valuation date. Rollovers are currently allowed by the Plan.

Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024, and

Year Ended December 31, 2025

1. Description of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company age and service contribution is based on years of continuous service; a participant is 100% vested after three years of service.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a 5-year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2025 and 2024 were $2,555 and $2,882, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. A participant may not have more than one loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in The Wall Street Journal at the date of loan origination. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant’s death. Participants may also receive payments upon reaching the age of 59 ½ or with proof of hardship, as determined by the Plan Administrator. Benefits are recorded when paid.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024, and

Year Ended December 31, 2025

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024.

If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Common Collective Trust

The Federated Capital Preservation Fund (Class R6) is a common collective trust. The Fund holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs). The fair value of traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The Fund attempts to maintain a stable price per unit of $10.00, however, there can be no assurance that the value of the units in the Fund will not fluctuate. There are no redemption restrictions.

The BlackRock Russell 1000 Growth Index Fund (Class R) is a common collective trust. The fund invests primarily in large and mid-cap U.S equity securities that exhibit growth characteristics. The fund seeks to track the price and yield performance of the Russell 1000 Growth Index. The fund requires the Plan to provide advance written notice of five business days for Plan directed withdrawals which exceed $1,000,000.

Participants can transact with both trusts on a daily basis and there are no unfunded commitments.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year.

In accordance with ASC 820, Fair Value Measurements, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024, and

Year Ended December 31, 2025

2. Summary of Significant Accounting Policies (Continued)

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 2 inputs include the following:

•
Quoted prices for similar assets or liabilities in active markets.
•
Quoted prices for identical or similar assets or liabilities in inactive markets.
•
observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals).
•
Inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Subsequent Events

Management evaluated subsequent events for the Plan through the date the financial statements were available to be issued. The Company amended the Plan on January 1, 2026 to require catch-up contributions to the Plan be made on a Roth basis for certain highly paid individuals. The amendment also included changes related to minimum required distributions.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024, and

Year Ended December 31, 2025

3. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The level of the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Fair Value for Level 1 is based upon quoted market prices of common stock (unitized fund), money market and mutual funds.

Fair Value for Level 2 is determined by dividing the common collective trust’s net assets by its units outstanding at the valuation dates.

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

The Gorman-Rupp Company Stock Fund	$8,590,553	$ –	$ –	$8,590,553
Mutual Funds & Money Market	118,380,327	–	–	118,380,327
Common Collective Trust	–	7,762,718	–	7,762,718
Total assets at fair value	$126,970,880	$7,762,718	$ –	$134,733,598

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

The Gorman-Rupp Company Stock Fund	$ 10,372,787	$ –	$ –	$10,372,787
Mutual Funds & Money Market	104,997,462	–	–	104,997,462
Common Collective Trust	–	4,875,066	–	4,875,066
Total assets at fair value	$115,370,249	$4,875,066	$ –	$120,245,315

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024, and

Year Ended December 31, 2025

4. Party-in-Interest Transactions

The investments held in The Gorman-Rupp Company Stock Fund received dividends of $180,545 on the shares from the Plan Sponsor. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

5. Administrative Costs

Certain fees for legal, accounting and other services rendered to the Plan are paid by the Company.

6. Risks and Uncertainties

The Plan has investments in The Gorman-Rupp Company Stock Fund of $8,590,553 or 6.3% of net assets as of December 31, 2025.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 29, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024, and

Year Ended December 31, 2025

		(c) Description of
		Investment Including
		Maturity Date, Rate
	(b) Identity of Issuer, Borrower,	of Interest, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost	Value
*	The Gorman-Rupp Company Stock Fund	Stock Fund (Unitized Fund)	N/A	$8,590,553
	BLF Fund	Money Market Fund	N/A	47,687
	Federated Capital Preservation Class R6	Common Collective Trust	N/A	3,931,174
	American Capital World Bond Fund Class R-6	Mutual Fund	N/A	462,513
	Blackrock Russell 1000 GRTH	Common Collective Trust	N/A	3,831,544
	iShares S&P 500 Index FD CL K	Mutual Fund	N/A	23,415,223
	Isharres Russell Mid-Cap	Mutual Fund	N/A	3,163,194
	Invesco Global Fund	Mutual Fund	N/A	3,401,915
	Janus Henderson Enterprise N	Mutual Fund	N/A	1,751,074
	John Hancock Disciplined Val R6	Mutual Fund	N/A	2,975,727
	Lord Abbett Total Return Fund Class 1	Mutual Fund	N/A	7,759,163
	Metro West Low Duration CL 1	Mutual Fund	N/A	2,462,770
	Principal Real Estate Sec Fd 1	Mutual Fund	N/A	2,018,402
	Putnam Large Cap	Mutual Fund	N/A	5,968,204
	NUVEEN Lifecycle 2025 Fund R7	Mutual Fund	N/A	9,518,639
	NUVEEN Lifecycle 2030 Fund R6	Mutual Fund	N/A	2,176,978
	NUVEEN Lifecycle 2035 Fund R6	Mutual Fund	N/A	4,737,393
	NUVEEN Lifecycle 2040 Fund R6	Mutual Fund	N/A	3,065,069
	NUVEEN Lifecycle 2045 Fund R6	Mutual Fund	N/A	2,403,041
	NUVEEN Lifecycle 2050 Fund R6	Mutual Fund	N/A	2,185,462
	NUVEEN Lifecycle 2055 Fund R6	Mutual Fund	N/A	2,631,453
	NUVEEN Lifecycle 2060 Fund R6	Mutual Fund	N/A	4,036,357
	NUVEEN Lifecycle 2065 Fund R6	Mutual Fund	N/A	116,936
	NUVEEN LifecycleRtrmt Income R6	Mutual Fund	N/A	319,329
	Transamerica Bond Fund 1	Mutual Fund	N/A	958,450
	Vanguard Developed Markets	Mutual Fund	N/A	17,266,471
	Vanguard Small Cap	Mutual Fund		10,160,725
	Vanguard Total BD MRK IDX	Mutual Fund		5,377,372
	Pending Settlement Fund	Mutual Fund	N/A	780
	Subtotal Investments			134,733,598
*	Notes Receivable From Participants	At interest rate of 3.25% - 9.5% with maturity dates through 2045	N/A	2,293,672
				$137,027,270
	*Indicates party-in-interest to the plan.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024, and

Year Ended December 31, 2025

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN

	By:	The Gorman-Rupp Company, as Plan Administrator

Date: June 23, 2026	By: /s/ James C. Kerr
James C. Kerr, Chief Financial Officer

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024, and

Year Ended December 31, 2025

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm